恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

04036805

Our Ref.: HASE/JY/HI/03535

1st September, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement:
Appointment of Independent Non-executive Directors and Members of the Audit Committee

We enclose for your information a copy of the Company's announcement on 31st August, 2004 in relation to the supplemental information on Mr. Kwong Che Keung, Gordon's and Dr. Wu Shu Chih, Alex's directorships in listed public companies, which has been advertised in newspapers on 1st September, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 9/13

South China Morning Post
Published on 1st September, 2004

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS AND MEMBERS OF THE AUDIT COMMITTEE

Supplemental information on Mr. Kwong Che Keung, Gordon's and Dr. Wu Shu Chih, Alex's directorships held in listed public companies in the last three years.

Reference is made to the announcement of Henderson Investment Limited (the "Company") dated 20th August, 2004 (the "Announcement") relating to the appointment of Mr. Kwong Che Keung, Gordon ("Mr. Kwong") and Dr. Wu Shu Chih, Alex ("Dr. Wu") as independent non-executive directors and members of the Audit Committee of the Company with effect from 19th August, 2004 (the "Date of Appointment").

The Announcement contained the information that Mr. Kwong and Dr. Wu were also appointed independent non-executive directors and members of the Audit Committee of Henderson Land Development Company Limited and Henderson China Holdings Limited with effect from 19th August, 2004, the holding company and a fellow subsidiary of the Company respectively.

Mr. Kwong is a non-executive director of COSCO Pacific Limited and COSCO International Holdings Limited and also serves as an independent non-executive director of a number of Hong Kong listed public companies. The Company would like to provide supplemental information on the Hong Kong listed public companies that Mr. Kwong also serves as an independent non-executive director, which, at the date hereof and at the Date of Appointment, are as follows:

- Tianjin Development Holdings Limited
- Beijing Capital International Airport Company Limited
- Vision Century Corporation Limited
- NWS Holdings Limited
- China Oilfield Services Limited
- Concepta Investments Limited
- China Chengtong Development Group Limited
- Global Digital Creations Holdings Limited
- Ping An Insurance (Group) Company of China, Ltd.
- Quam Limited
- Tom Online Inc.
- New World Mobile Holdings Limited

In addition to Dr. Wu's directorships as disclosed in the Announcement, Dr. Wu also serves as a non-executive director of Alpha General (Holdings) Limited at the date hereof and at the Date of Appointment.

Except for the above and those contained in the Announcement, Mr. Kwong and Dr. Wu did not hold directorships in other listed public companies in the last three years before the Date of Appointment.

Other than the information disclosed, there are no other matters in relation to the appointment of Mr. Kwong and Dr. Wu that need to be brought to the attention of holders of securities of the Company.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 31st August, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; and (2) independent non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Gordon Kwong Che Keung, Alex Wu Shu Chih and Jackson Woo Ka Biu (as alternate to Woo Po Shing).

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/JY/HI/03502

26th August, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Change of Registered Office

We wish to inform you that the registered office of the Company was changed to 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong with effect from 25th August, 2004.

Yours faithfully,

John Yip
Company Secretary

JY/pm